UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

DryShips Inc.
(Name of the Issuer)

DryShips Inc.
SPII Holdings Inc.
Sileo Acquisitions Inc.
(Names of Persons Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
Y2109Q705
(CUSIP Number of Class of Securities)
c/o Dryships Management Services Inc.
80 Kifissias Avenue
GR 151 25, Marousi, Athens, Greece
Mr. Dimitrios Dreliozis
Tel: + 30 210-80 90-570
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019 Attn: William Haft, David Schwartz E-mail: whaft@orrick.com, dschwartz@orrick.com	SEWARD & KISSEL LLP One Battery Park Plaza New York, NY 10004 Attn: Gary Wolfe, Edward Horton, Nick Katsanos E-mail: wolfe@sewkis.com, horton@sewkis.com, katsanos@sewkis.com	Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 Attn: Philip Richter, Mark Lucas E-mail: philip.richter@friedfrank.com, mark.lucas@friedfrank.com

This statement is filed in connection with (check the appropriate box):
a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer
d. ☒ None of the above
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$75,941,838.00	$9,204.15

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act. The filing fee is calculated based on the sum of the proposed cash payment of US$5.25 per share of common stock for 14,465,112 outstanding shares of common stock of the issuer subject to the transaction (which equals the total outstanding shares of common stock less the shares of common stock to be cancelled without consideration and the shares of common stock held by SPII Holdings Inc. and its affiliates) (the “Transaction Valuation”).

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #2 for Fiscal Year 2019, was calculated by multiplying the Transaction Valuation by 0.0001212.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

i

INTRODUCTION
This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the SEC pursuant to Section 13(e) of the Exchange Act jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands corporation (the “Company”), the issuer of common stock, par value $0.01 per share (the “Company common stock”), (b) SPII Holdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“SPII”), and (c) Sileo Acquisitions Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly owned subsidiary of SPII (“Merger Sub”).
On June 12, 2019, the Board of Directors of the Company (the “Company Board”) received a non-binding proposal letter (the “proposal letter”) from SPII that owns approximately 83.35% of the outstanding shares of Company common stock and may be deemed to be beneficially owned by George Economou, the Company’s Chairman and Chief Executive Officer, that proposed a merger transaction in which SPII would acquire all of the issued and outstanding shares of Company common stock not already owned by SPII and Mr. Economou for $4.00 per share in cash (the “proposed transaction”).
After receiving the proposal letter, the Company Board formed a special committee (the “Special Committee”) consisting solely of independent and disinterested directors of the Company to evaluate and negotiate the proposed transaction.
On August 18, 2019, acting on the unanimous recommendation of the Special Committee, the Company Board unanimously approved, and the Company entered into an Agreement and Plan of Merger (the “merger agreement”), by and among the Company, SPII and Merger Sub. Pursuant to the merger agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation in the merger and a wholly owned subsidiary of SPII (the “merger”).
Pursuant to the merger agreement, at the effective time of the merger (the “effective time”), each share of Company common stock that is issued and outstanding immediately prior to the effective time (other than shares of Company common stock held by SPII or any subsidiary of either SPII or the Company) will be automatically converted into the right to receive the merger consideration of  $5.25 per share of Company common stock in cash, without interest and less any required withholding taxes.
The Special Committee unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair (both substantively and procedurally) to and in the best interests of the shareholders of the Company other than SPII who are not an affiliate of SPII or the Company (the “public shareholders”) of the Company; (ii) declared advisable the merger agreement and the transactions contemplated thereby, including the merger; (iii) recommended to the Company Board that it approve and adopt the merger agreement and the transactions contemplated thereby, including the merger; and (iv) resolved, subject to the Company Board approving and adopting the merger agreement and the transactions contemplated thereby, including the merger, and the terms of the merger agreement, to recommend that the shareholders of the Company vote to approve and authorize the merger agreement and the transactions contemplated thereby, including the merger. Based on that recommendation, the Company Board unanimously: (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair (both substantively and procedurally) to and in the best interests of Company and the public shareholders of the Company, (ii) approved, adopted and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, (iii) directed the merger agreement and the transactions contemplated thereby, including the merger, to be submitted to the stockholders of record of the Company as of the record date, for approval and authorization at the special meeting, and (iv) resolved, subject to the terms of the merger agreement, to recommend that the shareholders of the Company vote to approve and authorize the merger agreement and the transactions contemplated thereby, including the merger.
In order for the merger to be completed, the merger agreement and the transactions contemplated thereby, including the merger, must be authorized and approved by the holders of at least a majority of all shares of Company common stock entitled to vote on the authorization and approval of the merger agreement as of the close of business on the record date. Under the merger agreement, SPII, which owns approximately 83.35% of the outstanding shares of Company common stock, agreed to cause all shares of Company common stock owned beneficially or of record by it, Merger Sub, or any other subsidiary of SPII to be voted in favor of authorizing and approving the merger agreement.
The Company is making available to its shareholders a proxy statement (a copy of which is attached as Exhibit (a) - (1) to this Transaction Statement), relating to the special meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon a proposal to authorize and approve the merger agreement. A copy of the merger agreement is attached to the proxy statement as Annex A and is incorporated herein by reference.
Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto.
All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person, and no other Filing Person takes responsibility for the accuracy of such information as it relates to any other Filing Person.
ITEM 1   SUMMARY TERM SHEET
The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

ITEM 2   SUBJECT COMPANY INFORMATION
(a) Name and Address.   The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•
“Summary Term Sheet—The Parties to the Merger Agreement”

(b) Securities.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“The Special Meeting—Record Date and Quorum”

•
“Additional Information Regarding the Company—Security Ownership of Management and Certain Beneficial Owners”

(c) Trading Market and Price.   The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•
“Additional Information Regarding the Company—Market Price of the Shares of Company Common Stock and Dividends”

(d) Dividends.
The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•
“Additional Information Regarding the Company—Market Price of the Shares of Company Common Stock and Dividends”

(e) Prior Public Offering.   The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•
“Additional Information Regarding the Company—Prior Public Offerings”

(f) Prior Stock Purchase.   The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Additional Information Regarding the Company—Transactions in Common Stock”

ITEM 3   IDENTITY AND BACKGROUND OF FILING PERSON
(a) Name and Address.   DryShips Inc. is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet—The Parties to the Merger Agreement”

•
“Additional Information Regarding the Company—Information Regarding the Company’s Directors and Executive Officers”

•
“Additional Information Regarding the Buyer Group”

(b) Business and Background of Entities.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet—The Parties to the Merger Agreement”

•
“Additional Information Regarding the Company—Information Regarding the Company’s Directors and Executive Officers”

•
“Additional Information Regarding the Buyer Group”

(c) Business and Background of Natural Persons.   Not applicable.
ITEM 4   TERMS OF THE TRANSACTION
(a) Material Terms.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

•
“Special Factors”

•
“The Special Meeting”

•
“The Merger Agreement”

•
“Annex A—Agreement and Plan of Merger”

(c) Different Terms.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Interests of Certain Persons in the Merger”

•
“The Special Meeting—Required Vote”

•
“The Merger Agreement”

•
“Provisions for Public Shareholders”

•
“Annex A—Agreement and Plan of Merger”

(d) Dissenters’ Rights.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

•
“Special Factors—No Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders.   The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Provisions for Public Shareholders”

(f) Eligibility of Listing or Trading.   Not applicable.
ITEM 5   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
(a) Transactions.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Additional Information Regarding the Company—Security Ownership of Management and Certain Beneficial Owners”

•
“Additional Information Regarding the Company—Transactions in Common Stock”

(b) Significant Corporate Events.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Buyer Group’s Purpose and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Interests of Certain Persons in the Merger”

•
“The Merger Agreement”

•
“Additional Information Regarding the Company—Security Ownership of Management and Certain Beneficial Owners”

•
“Additional Information Regarding the Company—Transactions in Common Stock”

•
“Annex A—Agreement and Plan of Merger”

(c) Negotiations or Contacts.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Special Factors—Background of the Merger”

•
“Special Factors—Certain Effects of the Merger”

•
“Special Factors—Interests of Certain Persons in the Merger”

•
“The Merger Agreement”

•
“Annex A—Agreement and Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Special Factors—Background of the Merger”

•
“Special Factors—Certain Effects of the Merger”

•
“Special Factors—Interests of Certain Persons in the Merger”

•
“The Merger Agreement”

•
“Additional Information Regarding the Company—Security Ownership of Management and Certain Beneficial Owners”

•
“Additional Information Regarding the Company—Transactions in Common Stock”

•
“Annex A—Agreement and Plan of Merger”

Item 6   Purposes of the Transaction and Plans or Proposals
(b) Use of Securities Acquired.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

•
“Special Factors—Buyer Group’s Purpose and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Certain Effects of the Merger”

•
“The Merger Agreement”

•
“Annex A—Agreement and Plan of Merger”

(c) (1)-(8) Plans.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Buyer Group’s Purpose and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Certain Effects of the Merger”

•
“Special Factors—Interests of Certain Persons in the Merger”

•
“The Merger Agreement”

•
“Additional Information Regarding the Company—Security Ownership of Management and Certain Beneficial Owners”

•
“Annex A—Agreement and Plan of Merger”

ITEM 7   PURPOSES, ALTERNATIVES, REASONS AND EFFECTS
(c) Purpose.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders;”

•
“Special Factors—Buyer Group’s Purpose and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Shareholders”

(b) Alternatives.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Buyer Group’s Purpose and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Plans for the Company if the Merger is Not Completed”

(c) Reasons.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Buyer Group’s Purpose and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Certain Effects of the Merger”

•
“Special Factors—Opinion of the Financial Advisor to the Special Committee”

•
“Additional Information Regarding the Company—Market Price of the Shares of Company Common Stock and Dividends”

(d) Effects.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Buyer Group’s Purpose and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Certain Effects of the Merger”

•
“Special Factors—Plans for the Company if the Merger is not Completed”

•
“Special Factors—Interests of Certain Persons in the Merger”

•
“Special Factors—Material Tax Considerations”

•
“The Merger Agreement”

•
“Additional Information Regarding the Company—Security Ownership of Management and Certain Beneficial Owners”

•
“Annex A—Agreement and Plan of Merger”

ITEM 8   FAIRNESS OF THE TRANSACTION
(a)-(b) Fairness; Factors Considered in Determining Fairness.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Recommendation of the Special Committee”

•
“Special Factors—Recommendation of the Company Board”

•
“Special Factors—Buyer Group’s Purpose and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Opinion of the Financial Advisor to the Special Committee”

•
“Special Factors—Interests of Certain Persons in the Merger”

•
“Additional Information Regarding the Company—Security Ownership of Management and Certain Beneficial Owners”

•
“Annex B—Opinion of Evercore Group L.L.C, dated August 18, 2019”

(c) Approval of Security Holders.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

•
“The Special Meeting—Required Vote”

(d) Unaffiliated Representative.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Recommendation of the Special Committee”

•
“Special Factors—Recommendation of the Company Board”

•
“Special Factors—Buyer Group’s Purpose and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Interests of Certain Persons in the Merger”

•
“Special Factors—Opinion of the Financial Advisor to the Special Committee”

(e) Approval of Directors.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Recommendation of the Special Committee”

•
“Special Factors—Recommendation of the Company Board”

(f) Other Offers.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders”

ITEM 9   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS
(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal.   The presentation materials prepared by Evercore Group L.L.C. and provided to the Special Committee, dated July 24, 2019, July 30, 2019, August 6, 2019, August 8, 2019 and August 18, 2019 are set forth as Exhibits (c)(2) – (c)(6), respectively, hereto and are incorporated herein by reference. The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet—Opinion of the Financial Advisor to the Special Committee”

•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Opinion of the Financial Advisor to the Special Committee”

•
“Special Factors—Financial Projections Prepared by the Company”

•
“Annex B—Opinion of Opinion of Evercore Group L.L.C, dated August 18, 2019”

The written opinion of Evercore Group L.L.C. is attached to the proxy statement as Annex B and is incorporated herein by reference.
(c) Availability of Documents.   The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•
“Where You Can Find More Information”

•
“Letter to the Shareholders of DryShips Inc.”

•
“Notice of Special Meeting of Shareholders of DryShips Inc.”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Company common stock or his, her or its representative who has been so designated in writing.
ITEM 10   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
(a) Source of Funds.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Special Factors—Source of Funds”

•
“The Merger Agreement”

•
“Annex A—Agreement and Plan of Merger”

(b) Conditions.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders”

•
“Summary Term Sheet—Summary of Key Merger Agreement Terms”

(c) Expenses.   The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•
“Special Factors—Estimated Fees and Expenses of the Merger”

(d) Borrowed Funds.   Not applicable.
ITEM 11   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
(a) Securities Ownership.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Special Factors—Interests of Certain Persons in the Merger”

•
“Additional Information Regarding the Company—Security Ownership of Management and Certain Beneficial Owners”

(b) Securities Transaction.   The information set forth in the proxy statement under the following caption is incorporated herein by reference:
•
“Additional Information Regarding the Company—Transactions in Common Stock”

ITEM 12   THE SOLICITATION OR RECOMMENDATION
(d) Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

•
“Special Factors—Interests of Certain Persons in the Merger”

•
“The Special Meeting—Required Vote”

•
“Additional Information Regarding the Company—Security Ownership of Management and Certain Beneficial Owners”

(e) Recommendations of Others.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders;”

•
“Special Factors—Recommendation of the Special Committee”

•
“Special Factors—Recommendation of the Company Board”

•
“Special Factors—Buyer Group’s Purpose and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Shareholders”

ITEM 13   FINANCIAL STATEMENTS
(a) Financial Information.   The audited financial statements of the Company for the two years ended December 31, 2017 and 2018 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2018, filed on March 1, 2019 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the three-month period ended March 31, 2019 is incorporated herein by reference to the Company’s report on Form 6-K furnished to the SEC on May 15, 2019.
The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Special Factors—Financial Projections Prepared by the Company”

•
“Additional Information Regarding the Company—Summary Historical Consolidated Financial Data”

•
“Where You Can Find More Information”

(b) Pro Forma Information.   Not applicable.
ITEM 14   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
(a) Solicitation or Recommendations.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Questions and Answers about the Special Meeting and the Merger Agreement Proposal”

•
“The Special Meeting”

•
“Special Factors—Background of the Merger”

•
“Special Factors—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders”

•
“Special Factors—Opinion of the Financial Advisor to the Special Committee”

(b) Employees and Corporate Assets.   The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Special Factors—Interests of Certain Persons in the Merger”

•
“The Parties to the Merger”

•
“Additional Information Regarding the Company—Security Ownership of Management and Certain Beneficial Owners”

•
“Additional Information Regarding the Company—Information Regarding the Company’s Directors and Executive Officers”

ITEM 15   ADDITIONAL INFORMATION
(a) Other Material Information.   The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.
ITEM 16   EXHIBITS
(a)-(1)	Proxy Statement of the Company, dated September 9, 2019
(a)-(2)	Letter to the Shareholders of DryShips Inc., incorporated herein by reference to the proxy statement
(a)-(3)	Notice of Special Meeting of Shareholders of DryShips Inc., incorporated herein by reference to the proxy statement
(a)-(4)	Form of Proxy Card
(a)-(5)	Press Release issued by the Company, dated September 9, 2019, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, furnished September 9, 2019
(c)-(1)	Opinion of Evercore Group L.L.C., dated August 18, 2019, incorporated herein by reference to Annex B to the proxy statement
(c)-(2)	Presentation materials prepared by Evercore Group L.L.C., dated July 24, 2019, for the Special Committee
(c)-(3)	Presentation materials prepared by Evercore Group L.L.C., dated July 30, 2019, for the Special Committee
(c)-(4)	Presentation materials prepared by Evercore Group L.L.C., dated August 6, 2019, for the Special Committee
(c)-(5)	Presentation materials prepared by Evercore Group L.L.C., dated August 8, 2019, for the Special Committee
(c)-(6)	Presentation materials prepared by Evercore Group L.L.C., dated August 18, 2019, for the Special Committee
(d)-(1)	Agreement and Plan of Merger, dated as of August 18, 2019, by and among the Company, SPII, and Merger Sub, incorporated herein by reference to Annex A to the proxy statement

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 9, 2019
DRYSHIPS INC.
By:
/s/ Dimitrios Dreliozis

Name: Dimitrios Dreliozis
Title: Vice President of Finance
SPII HOLDINGS INC.
By: MARE SERVICES LIMITED
By:
/s/ Dr. Renato Cefai

Name: Dr. Renato Cefai
Title: Director of Mare Services Limited
SILEO ACQUISITIONS INC.
By: MARE SERVICES LIMITED
By:
/s/ Dr. Renato Cefai

Name: Dr. Renato Cefai
Title: Director of Mare Services Limited

Exhibit Index
(a)-(1)	Proxy Statement of the Company, dated September 9, 2019
(a)-(2)	Letter to the Shareholders of DryShips Inc., incorporated herein by reference to the proxy statement
(a)-(3)	Notice of Special Meeting of Shareholders of DryShips Inc., incorporated herein by reference to the proxy statement
(a)-(4)	Form of Proxy Card
(a)-(5)	Press Release issued by the Company, dated September 9, 2019, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, furnished September 9, 2019
(c)-(1)	Opinion of Evercore Group L.L.C., dated August 18, 2019, incorporated herein by reference to Annex B to the proxy statement
(c)-(2)	Presentation materials prepared by Evercore Group L.L.C., dated July 24, 2019, for the Special Committee
(c)-(3)	Presentation materials prepared by Evercore Group L.L.C., dated July 30, 2019, for the Special Committee
(c)-(4)	Presentation materials prepared by Evercore Group L.L.C., dated August 6, 2019, for the Special Committee
(c)-(5)	Presentation materials prepared by Evercore Group L.L.C., dated August 8, 2019, for the Special Committee
(c)-(6)	Presentation materials prepared by Evercore Group L.L.C., dated August 18, 2019, for the Special Committee
(d)-(1)	Agreement and Plan of Merger, dated as of August 18, 2019, by and among the Company, SPII, and Merger Sub, incorporated herein by reference to Annex A to the proxy statement